Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ModusLink Global Solutions, Inc.:

We consent to the use of our reports dated October 15, 2013, with respect to the consolidated balance sheets of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for each of the years in the three-year period ended July 31, 2013, and the effectiveness of internal control over financial reporting as of July 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boston, Massachusetts

July 3, 2014